Shareholders' Voting Proxy Agreement

Shareholders' Voting Proxy Agreement

This Shareholders' Voting Proxy Agreement (the "Agreement") is entered into as of October 28 , 2008 among the following parties:

Party A: Xi'an Pharmaceuticals Development Co., Ltd.
Registered Address: Room C901, 16 Gaoxin 1 Rd. , Xi'an High Tech Zone, Xi'an Shannxi
Legal Representative: Chen Ying

1. Wang Guozho, a citizen of PRC with ID Card number 【220182196302120058】

2. Zang Guiping, a citizen of PRC with ID Card number 【370111196606022016】

3. Yan Weidong, a citizen of PRC with ID Card number 【370104196812022910】

4. Zhang Yong, a citizen of PRC with ID Card number 【610404196907211075】

5. Xing Xiu'e, a citizen of PRC with ID Card number 【23102719440726502X】

6. Xu Yong, a citizen of PRC with ID Card number 【610104197007086115】 .

7. Wang Wei, a citizen of PRC with ID Card number 【152101196808080618】

8. Gao Xiling, a citizen of PRC with ID Card number 【610402195703122700】

9. Guo Chenglin, a citizen of PRC with ID Card number 【610403197110230058】

10. Wu Weiping, a citizen of PRC with ID Card number 【610403198202050067】

11. Bai Rong, a citizen of PRC with ID Card number 【62050319790316422X】

12. Wu Jin, a citizen of PRC with ID Card number 【610125198301140529】

13. Ding Zhibo, a citizen of PRC with ID Card number 【231027197204055018】

14. Pu Feng, a citizen of PRC with ID Card number 【61040419700726052X】

15. Guan Zheng, a citizen of PRC an ID Car number 【370111196701102030】

16 Yang Aifang, a citizen of PRC and ID Car number 【612621194610101027】

In this Agreement, Party A and Party B are called collectively as the "Parties" and each of them is called as the "Party".

WHEREAS :

1. Party A is a wholly foreign-owned enterprise incorporated under the laws of the People's Republic of China;

2. As of the date of this Agreement, Party B are shareholders of Xi'an Qinba Pharmaceuticals Co., Ltd (the "Xi'an Qinba ") and collectively legally hold all of the equity interest of Xi'an Qinba; under this Agreement, Party B, The Sixteen Persons have acted collectively as one party to this Agreement;

3. Party B desires to appoint the persons designated by Party A to exercise its shareholder's voting rights at the shareholders' meeting of Xi'an Qinba and Party A is willing to designate such persons.

NOW THEREFORE, the Parties hereby have reached the following agreement upon friendly consultations:

1. Party B hereby agrees to irrevocably appoint the persons designated by Party A with the exclusive right to exercise, on his behalf, all of his shareholder's voting rights at the shareholder's meeting of Xian Quinba and to take any other action of Xi'an Qinba in accordance with the laws of the People's Republic of China and Xi'an Qinba's Articles of Association, including but not limited to the rights to sell or transfer all or any of his equity interests of Xi'an Qinba , and to appoint and elect the directors and Chairman as the authorized legal representative of Xi'an Qinba .

2. The persons designated by Party A shall be the full board of Party A (the "Proxy Holders"). Party A agrees that it shall maintain a board of directors with composition and members identical to the board of directors of the overseas parent company of Party A.

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3.   Party A agrees to designate such Proxy Holders pursuant to Section 1 of this Agreement, who shall represent Party B to exercise his shareholder's voting rights pursuant to this Agreement.

4.   All Parties to this Agreement hereby acknowledge that, regardless of any change in the equity interests of Xi'an Qinba, Party B shall appoint the person designated by Party A with all shareholder's voting rights. All Parties to this Agreement agree that, Party B can not transfer his equity interests of Xi'an Qinba to any individual or company (other than Party A or the individuals or entities designated by Party A).

5.   Each person of Party B hereby acknowledges that he/she will continue to perform this Agreement even if one of them does not hold the equity interests of Xi'an Qinba any more.

6.   Party B hereby acknowledges that he/she will withdraw the appointment of the persons designated by Party A if Party A changes such designated person and reappoints the substituted persons designated by Party A as the new Proxy Holders to exercise his shareholder's voting rights at the shareholder's meeting of Xi'an Qinba .

7.   This Agreement has been duly executed by the parties' authorized representatives as of the date first set forth above and shall become effective upon execution.

8.   This Agreement shall not be terminated prior to the completion of the acquisition of all of the equity interests in, or all assets of, Xi'an Qinba by Party A;

9.   Any amendment and termination of this Agreement shall be in writing and agreed upon by the Parties.

10.   The conclusion, validity, interpretation, and performance of this Agreement and the settlement of any disputes arising out of this Agreement shall be governed by the laws and regulations of the People's Republic of China.

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P ARTY A: Xi'an Pharmaceuticals Development Co., Ltd.

(Seal)



Legal Representative/Authorized Representative(Signature):

PARTY B:

Wang Guozhu (signature):

Zhang Guiping (signature):

Yan Weidong (signature);

Zang Young (signature):

XIng Xiu'e (signature):

Xu Yong (signature):

Wang Wei (signature):

Gao Xiling (signature):

Guo Chenglin (signature):

Wu Weipiing (signature):

Bai Rong (signature):

Wu Jin (signature): 吴锦

Ding Zhibo (signature): 丁志波

Pu Fung (signature): 蒲峰

Guan Zheng (signature): 关铮

Yang Aifang (signature): 杨爱芳

This Agreement is agreed and accepted by:

Xi'an Qinba Pharmaceticals Co., Ltd.



(Seal)

Legal Representative/Authorized Representative(Signature):

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